Exhibit 4.15
DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
    Avis Budget Group, Inc., a Delaware corporation (the “Company”), has the following classes of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.
Description of Common Stock
The following description of the Company’s common stock, par value $0.01 per share (the “Common Stock”), is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Company’s amended and restated certificate of incorporation (the “Certificate of Incorporation”) and amended and restated bylaws (the “Bylaws”), which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this exhibit is a part, and which we encourage you to refer to. In addition, you should refer to the General Corporation Law of Delaware, as amended (the “DGCL”), which may also affect the terms of the Common Stock.
Authorized Shares of Capital Stock
The amended and restated certificate of incorporation of the Company authorizes the Company to issue 260,000,000 shares, consisting of 250,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).
Fully Paid and Nonassessable
All of the outstanding shares of Common Stock are fully paid and non-assessable.
Voting Rights
The holder of each share of Common Stock is entitled to cast one vote on all matters submitted to a vote of stockholders. Holders of Common Stock do not have cumulative voting rights. Each share will continue to have one vote following a stock split, stock dividend or similar reclassification.
The affirmative vote of the holders of at least 80% of the voting power of all shares of Common Stock shall be required to alter, amend, adopt any provision inconsistent with, or repeal certain provisions in the Company’s Certificate of Incorporation related to the election of directors, stockholder nomination of directors, newly created directorships and vacancies, stockholder action, by-law amendments or charter amendments, and certain provisions in the Bylaws related to annual or special meetings of stockholders or stockholder action.
In addition, as further described below, the affirmative vote of the holders of at least 80% of the voting power of all shares of Common Stock shall be required to approve certain transactions with an interested stockholder or affiliate thereof, unless such transaction meets certain pricing requirements and is approved by a majority of disinterested directors. This voting requirement is notwithstanding the requirements of any law, agreement with any national securities exchange or otherwise. An “interested stockholder” is any person that (i) is the beneficial owner of 5% or more of the Common Stock, (ii) is an affiliate of the Company and within the last two years was the beneficial owner of 5% or more of the Common Stock or (iii) is an assignee of or successor to shares of Common Stock which were owned by such persons within the last two years. The Board of Directors of the Company (the “Board”), by majority vote, has the power and authority to determine whether a person is an “interested stockholder” or an affiliate thereof, the beneficial ownership of such person, and whether any transaction meets the pricing requirements referred to above.

Dividend Rights
    Subject to the rights of the holders of Preferred Stock, the Company is permitted to pay dividends from time to time on Common Stock out of the assets or funds of the Company legally available for the payment of dividends under Delaware law.
Liquidation Rights
After payment of or provision for all liabilities, including contingent liabilities, of the Company and payment of the liquidation preference payable to any holders of Preferred Stock, if any, holders of Common Stock are entitled, upon voluntary or involuntary liquidation, dissolution or winding-up of the Company, to receive their proportionate interest in the net assets of the Company, if any, remaining for distribution to stockholders.
Other Rights
The holders of Common Stock have no preemptive or conversion rights and are not subject to further calls or assessments. There are no redemption or sinking fund provisions or restrictions on alienability applicable to the Common Stock.
Takeover Defense
Certain provisions of the Certificate of Incorporation, the By-laws and the DGCL have anti-takeover effects and could delay, discourage, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in the shareholder’s best interests, including attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of the incumbent management and directors more difficult.
Authorized Shares. The authorized but unissued shares of Common Stock and Preferred Stock will be available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.
The Board will have the sole authority to determine the terms of any one or more series of Preferred Stock, including voting rights, dividend rates, conversion and redemption rights and liquidation preferences. As a result of the ability to fix voting rights for a series of Preferred Stock, the Board will have the power to the extent consistent with its legal duties to issue a series of Preferred Stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third-party seeks control of the Company, and thereby assist members of management to retain their positions.
No Stockholder Action by Written Consent; Special Meetings. Any action required or permitted to be taken by the stockholders of the Company must be duly effected at an annual or special meeting of such holders and may not be taken by any consent in writing by such holders. Special meetings of stockholders of the Company may be called only by the Chairman of the Board, the President or a majority of the full Board pursuant to a resolution stating the purpose or purposes of the special meeting. No business other than that stated in the notice shall be transacted at any special meeting.
Advance Notice for Stockholder Nominations and Proposals of New Business. The Bylaws establish an advance notice procedure. This procedure requires stockholders to deliver to the Company notice of any proposal to be presented at an annual meeting of stockholders not less than 60 nor more than 90 days prior to the anniversary of the preceding annual meeting of stockholders, and notice of a candidate to be nominated for election as a director of the Company at an annual meeting of stockholders not less than 90 days prior to such anniversary. However, in both instances, if the date of the meeting is not within 25 days of such anniversary or with respect to director nominations for an election to be held at a special meeting of stockholders, advance notice shall be given not later than 10 days after the actual meeting date is first so announced or notice thereof was mailed, whichever first occurs.
Delaware Business Combination Statute. The Company is subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the business combination or the transaction in which such person becomes an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board and the anti-takeover effect includes discouraging attempts that might result in a premium over the market price for the shares of Common Stock.
In addition to the approval requirements under Delaware law, the Certificate of Incorporation includes additional requirements concerning certain “business combinations” which is defined in the Certificate of Incorporation to include any of the following:
•any merger or consolidation of the Company or any majority-owned subsidiary with (a) any interested stockholder or (b) any other corporation (whether or not itself an interested stockholder) that is, or after such merger or consolidation would be, an affiliate of an interested stockholder;
•    any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any interested stockholder of any assets of the Company or any majority-owned subsidiary having an aggregate fair market value of $10 million or more;
•    the issuance or transfer by the Company or any majority-owned subsidiary (in one transaction or series of transactions) of any securities of the Company or any majority-owned subsidiary to any interested stockholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate fair market value of $10 million or more;
•    the adoption of any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of any interested stockholder or any affiliate of any interested stockholder; or
•    any reclassification of securities (including any reverse stock split) or recapitalization of the Company or any merger or consolidation of the Company with any of its majority-owned subsidiaries or any other transaction (whether or not with or into or otherwise involving an interested stockholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity security of the Company or any majority-owned subsidiary that is directly or indirectly owned by any interested stockholder or any affiliate of any interested stockholder.
Any business combination defined above requires approval by the affirmative vote of at least 80% of the voting power of the then outstanding shares of the Company’s capital stock entitled to vote generally in the election of directors, voting together as a single class, unless:
•the business combination is approved by a majority of the disinterested directors; or
•certain minimum price criteria and procedural requirements are satisfied.
In general, a “disinterested director” means a director that is not affiliated with the interested stockholder and was a member of the board of directors prior to the time that the interested stockholder became an interested stockholder.
Listing
The Common Stock has been listed on the NASDAQ Global Select Market under the ticker symbol “CAR”.

Transfer Agent
The transfer agent for the Common Stock is Computershare.